Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street | Palo Alto, CA 94304-1115 | tel 650.233.4500 | fax 650.233.4545

Gabriella A. Lombardi

Tel 650.233.4670

gabriella.lombardi@pillsburylaw.com

March 9, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Lisa M. Kohl
Attorney-Advisor

Re:	Ikanos Communications, Inc.
Schedule TO-I
Filed February 20, 2015
File No. 005-81084

Dear Ms. Kohl:

On behalf of our client, Ikanos Communications, Inc., a Delaware corporation (the “Company”), this letter responds to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated March 2, 2015 in connection with the above-referenced Schedule TO-I (the “Schedule TO”), filed on February 20, 2015. The Company is concurrently filing an Amendment to Schedule TO-I (“Amendment No.1”), containing revised offering materials that incorporate the Company’s response to the Staff’s comments.

Set forth below are the Staff’s comments in bold followed by the Company’s responses. The numbered responses set forth below correspond to the numbered comments on the letter from the Staff. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the Offer to Exchange Certain Outstanding Stock Options For a Number of Replacement Options, dated February 20, 2015, which is attached as Exhibit (a)(1)(A) to the Schedule TO-I filed by the Company (the “Offer to Exchange”).

Offer to Exchange Certain Outstanding Stock Options for a Number of Replacement Stock Options (the “Offer”)

General

1.

It appears that you are relying upon the global exemptive order issued by the Commission on March 21, 2001. Please advise us whether all of the options subject to the exchange offer were issued under an employee benefit plan as defined in

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March 9, 2015

Securities Act Rule 405. Specifically address whether an “employee benefit plan” meets the definition contained in Rule 405 to the extent plan beneficiaries include persons performing services under contract, such as consultants.

The Company confirms that it is relying upon the March 21, 2001 exemptive order regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the “Exemptive Order”). The Company also confirms that all of the options subject to the Offer were issued under employee benefit plans as defined in Securities Act Rule 405.

Rule 405 of the Securities Act of 1933, as amended, defines “employee benefit plan” as follows:

“The term employee benefit plan means any written purchase, savings, option, bonus, appreciation, profit sharing, thrift, incentive, pension or similar plan or written compensation contract solely for employees, directors, general partners, trustees (where the registrant is a business trust), officers, or consultants or advisors. However, consultants or advisors may participate in an employee benefit plan only if:

1.	They are natural persons;

2.	They provide bona fide services to the registrant; and

3.	The services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the registrant’s securities.”

Under the Company’s (i) Amended and Restated 1999 Stock Plan (the “1999 Plan”), which was filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (filed with the Commission on August 16, 2006), (ii) Amended and Restated 2004 Equity Incentive Plan (the “2004 Plan”), which was filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (filed with the Commission on August 4, 2011), and (iii) 2014 Stock Incentive Plan (the “2014 Plan” and, together with the 1999 Plan and 2004 Plan, the “Plans”), which was filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (filed with the Commission on August 8, 2014), only employees, directors and consultants are eligible to receive option grants. A consultant is defined:

•	under the 1999 Plan, as “any person who is engaged by the Company or any parent or subsidiary to render consulting or advisory services and is compensated for such services”;

•	under the 2004 Plan, as “any person, including an advisor, engaged by the Company or a parent or subsidiary to render services to such entity”; and

•	under the 2014 Plan, as “any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.”

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March 9, 2015

The Company confirms that to the extent any consultant is eligible to receive equity awards pursuant to the Plans, he or she is a natural person that provides bona fide services to the Company, and such services by the consultant are not in connection with the offer or sale of the Company’s securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities. Consequently, the Company believes the Plans continue to meet the Rule 405 definition with respect to persons performing services under contract, such as consultants.

2.	Advise us whether the Eligible Options granted to the CEO and the Replacement Options that will be granted to the CEO were and will be issued pursuant to an employee benefit plan meeting the definition in Rule 405. In this regard, we note the disclosure that the CEO “holds eligible options that were granted outside of our 1999 Plan and 2004 plan” and that “any Replacement Options will be made outside of the 2014 Plan.”

The Company believes that the Eligible Options granted to its chief executive officer (“CEO”) and the Replacement Options for the CEO were and will be, respectively, issued pursuant to an employee benefit plan meeting the definition in Rule 405.

Specifically, the CEO holds Eligible Options that were granted pursuant to a written Notice of Stock Option Grant and Stock Option Agreement (the “CEO Option Agreement”), which details the terms and conditions of the award. The CEO was an employee of the Company at the time the award was approved by the Board of Directors. The CEO Option Agreement has been included as Exhibit (d)(11) to Amendment No. 1.

In addition, by the terms of the Offer to Exchange, the grant of the Replacement Options is contingent on the CEO remaining an eligible employee through the grant date for the Replacement Options, and will be granted pursuant to the Form of Stock Option Agreement for Chief Executive Officer, filed as Exhibit (a)(1)(I) to the Schedule TO, only if the CEO remains an employee at the time the Replacement Options are granted.

For the reasons discussed above, the Company believes the Eligible Options and the Replacement Options granted to the CEO were and will be, respectively, issued pursuant to an employee benefit plan as defined in Rule 405.

Securities and Exchange Commission

March 9, 2015

Important Notice

3.	You state that the offer is not being made to, nor will Ikanos Communications, Inc. accept any election to exchange options from or on behalf of option holders in any jurisdiction in which making the offer or accepting any tendered options is illegal. To the extent the exchange offer is not being conducted in reliance upon the earlier-referenced 2001 Exemptive Order, please provide your analysis as to how limiting participation in this manner is consistent with Exchange Act Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

The Company confirms that it is relying upon the Exemptive Order.

The Offer, page 17

Section 4. Procedures for Tendering Options, page 19

4.	It would appear that the only means available to tender Eligible Options is electronically by making an online election at the offer website. It does not appear that an alternate means of tendering Eligible Options will be provided for eligible employees who may not have Internet access or who may be unable to access the online website at a given point in time prior to the expiration date. Please revise the offer accordingly, or advise.

The Company respectfully advises the Staff that the Company elected to require that all tenders and withdrawals in the Offer be made only through the Offer website after confirming internally that all Eligible Option holders have a company email account and can access the Offer website through the Internet. Therefore, the Company believes that Eligible Option holders will be comfortable in relying solely on the Internet for purposes of making tenders and withdrawals under the Offer. The original notice sent to employees announcing the Offer and the Offer website both also include an email address that employees can use if they experience technical difficulties accessing the Offer website or otherwise require assistance.

In response to the Staff’s comment, and in order to provide another resource for Eligible Option holders, the Company is amending the Offer to provide a phone number by which Eligible Option holders may request a paper Election Form and a fax number that Eligible Option holders may use to submit their election if they experience any problems in making an election to tender online at the Offer website. The Company will provide Eligible Option holders with notice of the phone number and fax number and a form of Election Form, if requested. A form of the Notice is also being filed as Exhibit (a)(1)(L).

Securities and Exchange Commission

March 9, 2015

Section 5. Withdrawal Rights and Change of Election, page 20

5.	You appear to limit the means of withdrawal to solely the offer website. Please see our prior comment. Please provide us with a legal analysis as to why you believe restricting the means of withdrawal to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). In the alternative, please revise your offer to permit for an alternate mode of withdrawal.

For the reasons described in response to comment 4, the Company believes that permitting an Eligible Option holder to withdraw his or her election to tender Eligible Options only through the Offer website is a reasonable method and is compliant with Rule 13e-4(f)(2).

In response to the Staff’s comment, and in order to provide another resource for Eligible Option holders, the Company is amending the Offer to provide a phone number by which Eligible Option holders may request a paper Notice of Withdrawal and a fax number that Eligible Option holders may use to submit their withdrawal if they are unable to access the Offer website. The Company will provide Eligible Option holders with notice of the phone number and fax number and a form of Notice of Withdrawal, if requested. A form of the Notice is also being filed as Exhibit (a)(1)(M).

Section 7. Conditions of the Offer, page 22

6.	Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. You may not, as the language on page 24 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

The Company respectfully confirms that it understands the Staff’s position and its obligations. In addition, the Company acknowledges that it may be required to extend the Offer and provide Eligible Option holders with updated disclosure regarding a waived condition, depending on the materiality of the waived condition and the number of days remaining in the Offer.

Certain Financial Information, page 30

7.

We noticed that certain financial information has been incorporated by reference in addition to the summary financial information provided. Please be advised that Schedule TO, by its terms, requires the financial information to be disclosed directly in the Offer to Exchange and only affords the issuer the option of including the required financial via incorporation by reference. To the extent certain of the

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March 9, 2015

required financial information has been incorporated by reference, Instruction six of Item 10 of Schedule TO has been interpreted by the Division of Corporation Finance to require issuer compliance with Item 1010(c) of Regulation M-A. Please revise to include any missing information – including the ratio of earnings to fixed charges, even if negative or produced for the first time - for all periods specified, or advise. Refer to interpretation I.H.7 in the Division’s July 2001 supplement to the manual of publicly available telephone interpretations.

In response to the Staff’s comment, the Company has revised the Offer to include all information required by Item 1010(c).

Section 16. Extension of Offer; Termination; Amendment, page 39

8.	Please explain the circumstances under which you believe you may provide only oral notice of the amendment or termination of the offer. Alternatively, please revise.

In response to the Staff’s comment, the Company has revised the first and second paragraphs of Part III, Section 16 (Extension of Offer; Termination; Amendment) to remove the references to oral notice.

We appreciate the Staff’s assistance with respect to this matter. Should you have any questions or require additional information, please contact the undersigned at (650) 233-4670 or via email at gabriella.lombardi@pillsburylaw.com.

Very truly yours,

/s/ Gabriella A. Lombardi
Gabriella A. Lombardi

cc:	Andrew S. Hughes

Vice President & General Counsel

Ikanos Communications, Inc.

Allison Leopold Tilley

Pillsbury Winthrop Shaw Pittman LLP